Exhibit 8.1

43 Western Blvd.
Glastonbury, CT 06033
Telephone: (800) 449-9121 Fax: (860) 633-5877
www.bbnfirst.com

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Agreement”) is entered into and effective as of the 23rd day of June, 2016 by and among First Colebrook Bancorp, Inc., a Delaware corporation (the “Company”), Bankers' Bank Northeast (the “Escrow Agent”) and FIG Partners, LLC (“FIG”).

WITNESSETH:

WHEREAS, the Company proposes to offer and sell up to $5,000,000 of its Common Stock (the "Shares") to investors at $20.00 per Share by means of a Tier 1 Regulation A offering (the "Offering") made on the terms stated in the Company’s Offering Circular dated June 24, 2016, as amended (the “Offering Circular”); and

WHEREAS, the Company has engaged FIG as placement agent in connection with the Offering; and

WHEREAS, the Company may sell Shares directly to investors and FIG may also sell shares to investors; and

WHEREAS, the terms of the Offering do not permit the Company to conduct a closing, or to make any claims against funds deposited with the Escrow Agent, unless the Escrow Agent has received Collected Funds (as defined below) totaling $3,623,000 in the aggregate (the “Escrow Release Condition”); and

WHEREAS, the Offering has a scheduled initial closing time and date of 5:00 p.m. on September 30, 2016 if the Escrow Release Condition has been met (the “Initial Closing Date”), but the Company reserves the right to conduct an earlier initial closing if the Escrow Release Condition has been met and to conduct additional closings after the Initial Closing Date but not later than December 31, 2016 (the “Expiration Date”); and

WHEREAS, the Company and FIG desire to establish with Escrow Agent an interest bearing escrow account for funds forwarded by potential investors who have submitted a subscription agreement for the Shares (“Subscribers”), and the Escrow Agent is willing to establish said account and serve as Escrow Agent upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Deposit with Escrow Agent.

(a)      The Escrow Agent agrees that during the Escrow Period (as defined below) it will accept, in its capacity as escrow agent, subscription funds for the Shares (the “Escrowed Funds“) in the form of checks received by the Company from Subscribers or wire transfers to the Escrow Agent. All checks shall be made payable in the name of the Escrow Agent, as follows: “Bankers’ Bank Northeast as Escrow Agent for First Colebrook Bancorp, Inc. Offering”. If any check does not clear normal banking channels in due course, the Escrow Agent will promptly notify the Company and FIG. Any check which does not clear normal banking channels and is returned by the drawer's bank to the Escrow Agent will be promptly turned over to the Company, along with all other subscription documents relating to such check. Any check received that is made payable to a party other than the Escrow Agent shall be returned to the Company for return to the Subscriber. All Escrowed Funds shall be free and clear of any and all claims of the Company or any of its creditors.

(b)     Subscription agreements for the Shares shall be reviewed for accuracy by the Company, and, by noon of the next business day after receipt thereof, the Company shall deliver to the Escrow Agent the following information: (i) the name(s) and address(es) of the Subscriber(s); (ii) the number of Shares subscribed for by such Subscriber(s); (iii) the subscription price paid by such Subscriber(s); and (iv) any check(s) received from the Subscriber(s) (the “Subscriber Information”).

2.	Escrow Period.

The Escrow Period shall begin upon the commencement of the Offering and shall terminate upon the earlier of to occur of the following:

(a)      the Expiration Date,

(b)      the sale of all of the Shares, or

(c)      the date set forth in a Termination Notice,

but in no event until Escrow Funds and interest thereon are distributed in accordance with Sections 4 and 5 of this Agreement.

3.	Investment of Escrowed Funds.

Upon collection of funds by the Escrow Agent, the Escrow Agent shall invest the funds in federal funds.

4.	Distribution of Escrowed Funds.

The Escrow Agent shall distribute the Escrowed Funds in the amounts, at the times, and upon the conditions hereinafter set forth in this Agreement.

(a)      The parties acknowledge and agree that any closing of the Offering is conditioned upon the satisfaction of the Escrow Release Condition on or before the Expiration Date.

(b)      If the Company and the Escrow Agent both certify that the Escrow Release Condition has been satisfied on or prior to the Expiration Date, provided that any Escrow Funds which are not Collected Funds (as defined below) may not be counted in determining whether the Escrow Release Condition has been met, the Company may conduct an initial closing and subsequent thereto may conduct additional closings prior to the Expiration Date. The Escrow Agent agrees that it will give a written notice, in the form prepared by the Company, stating that the Escrow Release Condition has been satisfied and the Escrow Agent has made its initial release of escrowed funds to the Company in accordance with this Agreement, to the securities administrators in those states in which the Company has conducted its Offering, as certified to the Escrow Agent by the Company. Upon the date of any such closing, the Escrow Agent shall deliver the Escrowed Funds related to subscription agreements accepted on such date to the Company to the extent such Escrowed Funds are Collected Funds and interest earned thereon.

(c)      If any portion of the Escrowed Funds is not Collected Funds as of the initial or any subsequent closing date, then the Escrow Agent shall notify the Company and FIG of such fact and shall distribute such funds to the Company only after such funds become Collected Funds.

(d)      All checks representing Escrowed Funds which are not Collected Funds as of any closing date shall be collected by the Escrow Agent and shall be delivered to the Company by the Escrow Agent when collected, unless the Escrow Agent is otherwise specifically directed in writing by the Company. For purposes of this Agreement, “Collected Funds” shall mean all funds received by the Escrow Agent which have cleared normal banking channels.

(e)      If the Escrowed Funds do not, on or prior to the Expiration Date, become deliverable to the Company because the Company has not satisfied the Escrow Release Condition on or before the Expiration Date, or if the Company terminates the Offering of the Shares at any time prior to the Termination Date and delivers written notice to the Escrow Agent of such termination (the “Termination Notice”), the Escrow Agent shall (i) return the Escrowed Funds which are Collected Funds to the respective Subscribers in amounts equal to the subscription amount theretofore paid by each of them, without any deduction of any kind, together with any interest earned during the period held in escrow, and (ii) not collect any funds which are not Collected Funds.

(f)       All Escrowed Funds related to Subscribers whose subscriptions are rejected by the Company in whole or in part shall be returned to the respective Subscribers in amounts equal to the subscription amount theretofore paid by each of them which is rejected by the Company, without any deduction of any kind, together with any interest earned thereon during the period held in escrow.

5.	Distribution of Interest.

Interest earned and collected on the Escrowed Funds shall be paid by the Escrow Agent to the Company to the extent the Company accepts the subscriptions with respect to such Escrow Funds; and shall be returned to Subscribers as described in Sections 4(e) and 4(f) if the subscriptions are not accepted. Interest earned on Escrowed Funds will be calculated by the Escrow Agent using the applicable federal funds rate and, if owed to Subscribers, will be paid on a pro-rata basis.

6.	Fee of Escrow Agent.

The fee of the Escrow Agent shall be as provided in Exhibit A to this Agreement.

7.	Liability of Escrow Agent.

(a)      In performing any of its duties under this Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which it may incur as a result of the Escrow Agent so acting, or failing to act; provided, however, the Escrow Agent shall be liable for damages arising out of its willful default or misconduct, its gross negligence under this Agreement, or any material breach of this Agreement by the Escrow Agent. Accordingly, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel or counsel for the Company which is given with respect to any questions relating to the duties and responsibilities of the Escrow Agent hereunder; or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for this Escrow Agreement, not only as to its due execution and to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, if the Escrow Agent shall in good faith believe such document to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement.

(b)      If a dispute ensues between any of the parties hereto which, in the opinion of the Escrow Agent, is sufficient to justify its doing so, the Escrow Agent shall retain legal counsel of its choice as it reasonably may deem necessary to advise it concerning its obligations hereunder and to represent it in any litigation to which it may be a part by reason of this Agreement. The Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hands under the terms of this Agreement, and to file such legal proceedings as it deems appropriate, and shall thereupon be discharged from all further duties under this Agreement. Any such legal action may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof.

(c)      The Escrow Agent may resign at any time upon giving thirty (30) days written notice to the Company and FIG. If a successor escrow agent is not appointed by the Company and FIG within thirty (30) days after notice of resignation, the Escrow Agent may petition any court of competent jurisdiction to name a successor escrow agent, and the Escrow Agent herein shall be fully relieved of all liability under this Agreement to any and all parties upon the transfer of the Escrowed Funds and all related documentation thereto except for liability arising from the Escrow Agent’s willful default or misconduct or gross negligence, including appropriate information to assist the successor escrow agent with the reporting of earnings of the Escrowed Funds to the appropriate state and federal agencies in accordance with the applicable state and federal income tax laws, to the successor escrow agent designated by the Company and FIG or appointed by the court.

8.	Appointment of Successor.

The Company or FIG may, upon the delivery of thirty (30) days' written notice appointing a successor escrow agent to the Escrow Agent, terminate the services of the Escrow Agent hereunder. In the event of such termination, the Escrow Agent shall immediately deliver to the successor escrow agent selected by the Company and FIG all documentation and Escrowed Funds including interest earnings thereon in its possession.

9.	Notice.

All notices, requests, demands and other communications or deliveries required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given three days after having been deposited for mailing if sent by registered mail, or certified mail return receipt requested, or delivery by courier, to the respective addresses set forth below:

If to the Subscribers for Shares:	To their respective addresses as specified in their Subscription Agreements.

The Company:	First Colebrook Bancorp, Inc.
132 Main Street
Colebrook, NH 03576
Attn: Avis E. Brosseau, Senior Vice President/CFO

With a copy to:	Gallagher, Callahan & Gartrell, P.C.
214 N. Main Street
Concord, NH 03301
Attn: Dodd S. Griffith, Esq.

The Escrow Agent:	Bankers' Bank Northeast
43 Western Boulevard
Glastonbury, CT 06033-4337
Attn: Client Services

FIG:	FIG Partners, LLC
100 Colony Square, Suite 2250
1175 Peachtree Street NE
Atlanta, GA 30361
Attn: Lozan Aleksandrov

With a copy to:	Cranmore, FitzGerald & Meaney
49 Wethersfield Avenue
Hartford, CT 06114-1102
Attn: J. J. Cranmore, Esq.

10.	Representations of the Company and FIG.

The Company and FIG hereby acknowledge that the status of the Escrow Agent with respect to the Offering of the Shares is that of agent only for the limited purposes herein set forth, and hereby agree that they will not represent or imply that the Escrow Agent, by serving as the Escrow Agent hereunder or otherwise, has investigated the desirability or advisability in an investment in the Shares, or has approved, endorsed or passed upon the merits of the Shares, nor shall the Company or FIG use the name of the Escrow Agent in any manner whatsoever in connection with the offer or sale of the Shares, other than by acknowledgment that it has agreed to serve as Escrow Agent for the limited purposes herein set forth.

11.	General.

(a)      This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Connecticut.

(b)      The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(c)      This Agreement sets forth the entire agreement and understanding of the parties with regard to this escrow transaction and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

(d)      This Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any part at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver in any one or more instances by any part of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, shall be deemed to be, or construed as, a further or continuing waiver of any such condition or breach, or a waiver of any other condition or of the breach of any other terms of this Agreement.

(e)      This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f)       This Agreement shall inure to the benefit of the parties hereto and their respective administrators, successors and assigns. The Escrow Agent shall be bound only by the terms of this Escrow Agreement and shall not be bound by or incur any liability with respect to any other agreement or understanding between the parties except as herein expressly provided. The Escrow Agent shall not have any duties hereunder except those specifically set forth herein.

(g)      No interest in any part to this Agreement shall be assignable in the absence of a written agreement by and between all the parties to this Agreement, executed with the same formalities as this original Agreement.

(h)      This Agreement and Escrow Agent's responsibilities hereunder may not be disclosed or described by Company or FIG in writing without the prior approval of the Escrow Agent, other than as stated in the Offering Circular which the Escrow Agent has had the opportunity to review prior to the date of this Agreement, which consent shall not be unreasonably withheld.

(i)       Notwithstanding any other provision of this Agreement, neither the Company, nor the Company’s creditors, affiliates, associates, or FIG, have any claims to any funds held by the Escrow Agent unless and until released to the Company in accordance with this Agreement. Escrow Agent agrees that it may not offset or otherwise deduct from any funds in the Escrow Account any fees, expenses or other sums owed to Escrow Agent.

(j)       Securities administrators administering the securities laws in any jurisdiction in which the Company is making an Offering of its Stock may inspect and copy the Escrow Agent’s records pertaining to the Escrow Account at any reasonable time and where the records are located.

[Remainder of page intentionally blank. Signature page(s) follow.]

SIGNATURE PAGE TO ESCROW AGREEMENT

FOR FIRST COLEBROOK BANCORP, INC. COMMON STOCK OFFERING

IN WITNESS WHEREOF, the parties have duly executed this Agreement as the date first written above.

COMPANY:		ESCROW AGENT:

FIRST COLEBROOK BANCORP, INC.		BANKERS' BANK NORTHEAST

By:	/s/ Scott A. Cooper, EVP - COO	By:	/s/ John Davey
Name: Scott A. Cooper		Name: John Davey
Title: EVP - Chief Operating Officer		Title: SVP

FIG:

FIG PARTNERS, LLC

By:	/s/ Matthew F. X. Veneri
Name: Matthew F. X. Veneri
Title: Managing Principal

EXHIBIT A

OPERATING PROCEDURES

1.	The Escrow Agent will receive from the Company the Subscriber Information. Upon receipt of such Subscriber Information, the Escrow Agent will verify check and amount listed for investment match, document all information (see paragraph #3 below), and promptly process check for deposit. The Escrow Agent will accept from Subscribers electronic funds transfers (wire instructions attached). The Escrow Agent will contact the Company upon receipt of a wire transfer and request the Subscriber Information. Escrow funds cannot be processed until the Escrow Agent receives a copy of the Subscriber Information.

2.	If a check does not clear normal banking channels and is returned by the drawer’s bank to the Escrow Agent, the Escrow Agent will handle the item in the same manner as all other returned items would be handled. All returned items will be promptly returned to the Company along with other Subscriber Information relating to such check. Returned checks will be assessed a $40.00 fee to be paid by the Company.

3.	The Escrow Agent will record and maintain Subscriber Information, and if applicable any other pertinent information. All records created and maintained by the Escrow Agent will be available for examination if requested by the Company or FIG.

4.	Excess interest, in increments of $1,000, will automatically sweep into federal funds for re-investment.

5.	In addition to daily verification, the Escrow Agent will provide reports, financial recaps and summaries of subscriber activity on a weekly basis or as requested by the Company or FIG.

6.	The Escrow Agent will retain duplicate records off premise in regards to Disaster Recovery.

FEE SCHEDULE

For its services under the Escrow Agreement, the Escrow Agent shall be entitled to the following fees and payments:

1.	The Company will pay the Escrow Agent a onetime fee of $5,000.00 that will be due immediately upon acceptance of this Agreement.

2.	In the event the Escrowed Funds received by wire transfer are returned to the Subscriber, they will be returned by wire transfer and the Company will be assessed a $15.00 wire transfer fee.

Other:

1.	The Company will operate a lockbox and shall deliver to the Escrow Agent, by noon of the next business day after receipt thereof, copies of Subscriber Information and the checks, bank drafts or money orders made payable to the Escrow Account.

2.	The Company agrees to pay all out of pocket expenses of the Escrow Agent. Examples include but are not limited to mailing costs, postage, investment fees, and correspondence to shareholders. The Escrow Agent is not responsible for the issuance of shares of stock to investors or any other registrar or transfer services as part of this proposal.

3.	Return check fees, wire fees and other transaction related fees will be paid to the Escrow Agent by the Company promptly upon request.

4.	Prior to release of subscriptions funds the applicable subscriber checks must have cleared.

43 Western Blvd.
Glastonbury, CT 06033
Telephone: (800) 449-9121 Fax: (860) 633-5877
www.bbnfirst.com

WIRE INSTRUCTIONS FOR INCOMING WIRES

To credit your DDA at Bankers’ Bank Northeast

Sender ABA:	ABA - Name - Address of the Sending FI
Receiver ABA:	011110617 – Bankers’ Bank Northeast
Type Code:	1000
Business Function Code:	CTR
Beneficiary ID Code:	D
Beneficiary Identifier:	1380 (Note: Only the 4 account digits are to appear in this space)
Beneficiary Name: & Address:	BBN, as Escrow Agent for First Colebrook Bancorp, Inc. Offering 43 Western Blvd. Glastonbury, CT 06033

Page 10 of 10